
WOODSIDE
AUSTRALIAN ENERGY

7 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


03050674

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in to Woodside reducing operating costs by A$250 million, lodged with the Australian Stock Exchange on 7 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer


WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 7 May 2003
12:00pm (WST)

WOODSIDE TO REDUCE OPERATING COSTS BY A$250 MILLION

Woodside Energy Ltd. plans reductions in total operating costs, including expenditure managed on behalf of joint venturers, rising to 20% per year by 2005 as a result of its Profitability Enhancement Program.

Total net savings in operating expenditure, as compared to 2002, are estimated at A$250 million between 2003 and 2005. This result includes implementation costs of A$35 million over the three years. About A$60 million of the total net savings in operating costs is Woodside share in that period. The balance of A$250 million will flow back to joint venturers as savings to them through cost-sharing arrangements.

The program, instigated at the end of 2002, is part of Woodside's business strategy of optimising current production, accelerating new projects and growing reserves through exploration.

In addition to savings in operating expenditure, at least A$300 million in savings in capital and exploration costs have been identified over the next three to four years. These savings will be achieved through improved delivery of currently planned project development and exploration activity. Between 40%-45% of this, or between A$120 million and A$135 million, will flow directly to Woodside.

Woodside's Director of the Profitability Enhancement Program, Jack Hamilton, said the company aimed to achieve a 20-30% improvement in efficiencies through working smarter with greater cost discipline. Savings have been identified ranging from 10-40% across different areas of the company's activities.

"The savings initiatives, some of which have been implemented, include improving and simplifying business processes, an organisational restructure, and new approaches to working," Dr Hamilton said.

Examples include improved approaches to strategic procurement, drilling and internal processes such as human resource management.

About 300 jobs from current activities will be lost over the next two years as a result of the program through natural attrition, redundancies and re-deployment.

MEDIA INQUIRIES **INVESTMENT INQUIRIES**


WOODSIDE
AUSTRALIAN ENERGY

6 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 6 May 2003;
- Stock Exchange Release in relation to WA-269-P (Guilford-1), lodged with the Australian Stock Exchange on 6 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

6 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 5 May 2003 the Egret-3 exploration and appraisal well was at a depth of 3,773 metres.

Since the last report, the $9^5/_8$ inch casing was run to a depth of 3,671 metres. Drilling then continued in the $8^1/_2$ inch hole from 3,679 metres to 3,773 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

Three of the six permit holders - Woodside, BHP Billiton Petroleum (North West Shelf) Pty Ltd. and Japan Australia LNG (MIMI) Pty Ltd - are equal sole risk participants in testing the deeper exploration objective of the well.

ANTHONY NIARDONE
Assistant Company Secretary

6 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-269-P
Guilford-1

Woodside Petroleum Ltd, reports that Atwood Falcon drilling rig was released from the Guilford-1 exploration well location in permit WA-269-P, on 5 May 2003.

Since the last report, wireline logging has been completed and the well plugged and abandoned as planned.

Joint venture participants in WA-269-P are Woodside Energy Ltd. (80%) and Japan Australia LNG (MIMI) Pty. Ltd. (20%).

ANTHONY NIARDONE
Assistant Company Secretary